LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

November 5, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Heather Clark

Ms. Melissa Raminpour

Dear Ms. Clark and Ms. Raminpour:

Please find below the responses of Lindblad Expeditions Holdings, Inc. (the “Company”, “Lindblad” or “we”) to the response of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of October 26, 2018 (the “Comment Letter”) on the Company’s October 1, 2018 response to your September 20, 2018 letter on the Company’s Form 10-K for the Year Ended December 31, 2017 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarter Ended June 30, 2018. Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Response Dated October 1, 2018

Form 10-Q for the Quarter Ended June 30, 2018

Revenue Recognition, page 7

1. We note your response to prior comment 3. Please provide us with your analysis regarding how you determined gross reporting for airfare was appropriate pursuant to ASC 606-10-55- 36 through 39. Specifically address the following items in your response:

•	How you considered the definition of control and how you are directing any third party providers;
•	How you considered the $50 per person charge for the service of booking airline reservations that we note from your website;
•	Describe the types of promises in your contract to provide airfare based on the nature of the flights included in your excursions to your customers (i.e., commercial versus chartered flights), and;
•	Tell us how you price airfare in your excursion packages.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff on the Company’s analysis of accounting and revenue reporting for airfare pursuant to ASC 606-10-55-36 through 39. The Company arranges two different types of air travel for its guests and the accounting treatment depends on the type of travel being arranged. The first type of air travel involves transporting guests as part of the expedition package (including certain pre- or post- expedition excursions). In these cases, the gross amount of the airfare is recognized by the Company as revenue. The second type of air travel involves transporting our guests to and from the starting/ending point of their expedition. In these cases, the Company does not recognize any revenue with regards to the airfare.

When the flight is part of the expedition package, the Company will arrange for the airfare either through a charter or through reserved seats on commercial flights, which in turn is charged to the guests. These destinations primarily involve locations with limited or no commercial airline service, such as the Galapagos Islands or Antarctica, and the use of charter or commercial aircraft is dependent on flight availability and aircraft capacity. The Company identifies itself as a principal under these arrangements, pursuant to ASC 606-10-55-37, as it controls the services obtained from the third party when the flights are chartered or when blocks of seats are reserved in advance for its guests. Pursuant to ASC 606-10-55-36, the Company arranges and provides these travel arrangements as part of its promise of providing the overall expedition to the guest.

For these expedition package flights, the Company primarily works with local agents on contracting charter flights and reserving commercial airline seats on one of the limited commercial flights well in advance of the expedition. For the reserved commercial airline seats, the Company charges the cost of the airfare plus a markup. In the case of chartered flights, the Company identifies a reasonable cost that it charges to guests based upon the overall cost of the charter flight.

For flights that transport our guests to and from the starting/ending point of their expedition that are not part of the expedition package, the Company contracts with a third-party travel agent to provide travel services. Guests who wish to use these services are connected directly with the travel agent and charged directly by this third-party provider for the cost of their airfare plus a $50 per person service fee. The Company does not recognize any revenue with respect to this transaction. At times, the Company promotes special offers where guests receive free airfare to and from the starting/ending points of their expedition. In these instances, the Company incurs the costs of the guests’ airfare and the third-party’s service fee. The Company records a pre-paid asset for these costs and then recognizes the expense at the time of travel.

*****

I hereby confirm on behalf of Lindblad Expeditions Holdings, Inc. that:

•	Lindblad Expeditions Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Lindblad Expeditions Holdings, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Kerry Acocella, General Counsel of the Company at (212) 261-9060, or me at (212) 261-9008 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Craig I. Felenstein
Craig I. Felenstein Chief Financial Officer Lindblad Expeditions Holdings, Inc.

cc:	Kerry Acocella, General Counsel